

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 21, 2008

Mr. Graham Rogers
Chief Financial Officer
Empire Energy Corporation International
4500 College Blvd., Suite 240
Leawood, KS 66211

> **Re: Empire Energy Corporation International**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 9, 2008**
> **Response Dated August 25, 2008**
> **File No. 1-10077**

Dear Mr. Rogers:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Financial Statements

Audit Report, page 35

1.   We have read your response to prior comment one in which you indicate that you have revised your financial statements to identify the inception-to-date activity as unaudited, and that your auditors have amended their report to remove reference to the prior auditors. However, we note that your auditors have conflicting language in the revised audit report regarding their responsibility for auditing the cumulative information for the period from March 15, 1995 through December 31, 2007, stating in both the opinion paragraph and one sentence of the

introductory paragraph that such information has been audited, while also stating that it is unaudited within the same introductory paragraph. Further, we note your financial statements were not labeled as unaudited with the exception of certain periods in your Statements of Stockholders' Equity.

Please obtain a revised audit opinion from your auditors that appropriately and consistently identifies the periods that are audited. You will also need to label your inception-to-date information in a manner that is consistent with the audit opinion, as either audited or unaudited. We expect your revisions will eliminate any language indicating the cumulative information has been partially audited. Please contact us by telephone if you require further clarification or guidance.

Statements of Operations, page 36

2.   We note that you have proposed, in response to prior comment two, netting the gain on equipment sales against exploration costs. Although we had anticipated repositioning the line item to the Total Costs and Expenses category, we are not convinced or informed of your rationale for offsetting, given the initial prominence in display.

Note 1 – Organization and Significant Accounting Policies, page 45

Reverse Acquisition, page 45

3.   We have read your response to prior comment three, explaining that you treated the transaction with Great South Land Minerals, Ltd. (GSLM) as a combination of entities under common control because both companies had the same Chief Executive Officer. You also explain that the total shares of both Empire Energy and GSLM are shown as outstanding at December 31, 2004 in your Statement of Stockholders' Equity. We note that the characterization of this transaction as a reverse acquisition in your disclosure is not consistent with your response.

Please submit the analysis that you performed under EITF 02-05 in determining that both entities were under common control before and after the exchange. Please be sure to include a schedule listing the owners of the voting equity interests and the number of shares held in each entity before and after the exchange; your rationale for combining the shares of both entities as of December 31, 2004, presumably following the guidance in paragraphs D16 and D17 of SFAS 141, should be clear.

If you are able to demonstrate that the entities were under common control, also submit the disclosure revisions that you propose to correctly describe the circumstances under which the exchange occurred, and the manner of presentation utilized in your financial statements for periods before and after the exchange. If you require further clarification about differentiating between the accounting required for entities under common control and a reverse merger recapitalization, we suggest that you contact us by telephone.

Note 8 – Convertible Debentures and Notes Payable, page 56

4.   We have read your response to prior comment four, regarding your accounting for the December 2006 financing transaction with Wind City, Inc., including your issuance to Wind City of warrants to acquire 60 million shares of your Class A common stock at $0.15 per share, receipt of $4 million in loan proceeds from Wind City, and a put option under which you could require Wind City to buy 4.5 million shares of Zeehan Zinc common stock in January 2007 at $1.00 per share.

We understand that you are proposing to restate your financial statements to allocate $250,000 of the $4 million in loan proceeds to the warrants, based on a valuation you performed using a model identified as Black-Scholes-Merton, and to record additional interest expense during 2007 in this same amount, representing full amortization of the resulting debt discount. You also indicate that you would eliminate the $2.655 million gain recognized in 2007 upon your original reclassification of this item out of equity, where it had been presented as the Wind City put option in 2006.

Please address the following additional points.

(a)   In referring to the excess of the gain calculated between the put option price that Wind City would pay for Zeehan Zinc stock and your carrying value of the shares, over the value of the warrants, you state that your board of directors "…deemed the additional proceeds to be a premium paid for the right to obtain a significant block of Empire shares." Given this view, tell us why you originally reclassified the put option amount out of equity to earnings in 2007.

(b)   Identify the factual and authoritative basis you have for segregating value received under the put option to the warrants; and explain how this is consistent with your recent valuation of the warrants using the Black-Scholes-Merton model.

(c)   Submit a schedule showing the per share and aggregate *fair values* ascribed to the Zeehan Zinc stock on each sale during 2006 and 2007, including your arrangement with Wind City, showing the corresponding book values and the resulting gains or losses, reconciled to the amounts reported in your financial statements. Explain the reasons for changes in fair values of the Zeehan Zinc stock over this period, as indicated by the terms of your various sales.

(d)   Tell us your rationale for creating a put option in December 2006 that would allow you to close the sale of the Zeehan Zinc shares in January 2007, rather than finalizing the sale of these shares in December 2006.

5.   We note your disclosure on page 53 indicating that you sold your interest of 7,641,403 shares of Zeehan Zinc Limited in December 2007, but that you had to borrow 9 million shares of this entity from two other parties, to whom you issued 7 million of your own shares as compensation. Please address the following points.

(a)   Tell us why you had to borrow additional shares of Zeehan Zinc if you already owned the shares that you intended to sell.

(b)   Explain how you valued the 7 million shares issued as compensation and reported this amount in your financial statements.

(c)   Explain how the sale of these borrowed shares has been depicted in your financial statements, and how you calculated the apparent losses.

(d)   Explain the effects of your accounting for this arrangement on the investment and liability accounts in your financial statements.

(e)   Submit the disclosure revisions that you believe would aptly describe your reason for borrowing the shares, the accounting effects and repayment provisions.

Note 12- Merger with Great South Land Minerals Limited and Investment in Zeehan Zinc Limited, page 61

Acquisition of Pacific Rim Foods, Ltd., page 61

6.   We note you have not fully complied with prior comment five to disclose the number of shares held by Pacific Rim Foods, Ltd. as of December 31, 2007. Please expand your disclosure to include the information provided in your response letter. Also disclose your accounting policy under Note 1 for issuances of stock by subsidiaries, including details sufficient to understand your position relative to the guidance in SAB Topic 5:H.

7.   We have read your response to prior comment six in which you indicate that you maintain a 75% voting control and a 38% economic interest in Pacific Rim Foods,

Ltd. through a one year renewable agreement with Mackay Partnership; also indicating that you acquired this position in return for contributing 9 million of your common shares to Pacific Rim Foods Ltd., and also extending a $300,000 loan to this entity.

Please reconcile these details to your disclosure under this heading and on page 6, indicating that you acquired a 51% interest in Pacific Rim on March 10, 2006 for the same consideration. Please also address the following points.

(a)   Submit further details of your "one year renewable agreement" including the circumstances and terms under which renewal is expected to occur; and explain how the amounts identified as consideration relate to subsequent periods.

(b)   Tell us the voting equity ownership that Mackay Partnership has held in Pacific Rim Foods, Ltd. over all periods subsequent to your arrangement.

(c)   Submit the agreements governing your control and economic interests; also list and file these as exhibits to comply with Item 601(b)(10) of Regulation S-B.

(d)   Submit consolidating balance sheets, income and cash flow statements, showing the portions attributable to your interest in Pacific Rim Foods, Ltd.

(e)   Provide the disclosure revisions necessary to clarify how you have calculated your voting and economic interests.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief